UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from __________________ to _________

Commission File Nos. 333-66430 and 333-100794

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: **SPARTAN STORES, INC. SAVINGS PLUS PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: **SPARTAN STORES, INC., 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700**

REQUIRED INFORMATION

The following financial statements and schedules are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Assets Available for Benefits
as of December 31, 2004 and 2003

Statement of Changes in Assets Available for Benefits for the year ended
December 31, 2004

Notes to Financial Statements

Supplemental Schedules as of and for the year ended December 31, 2004

EXHIBITS

The following exhibits are filed as part of this report:

23 Consent of Independent Registered Public Accounting Firm

99.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This exhibit is "furnished," not "filed."

99.2 Performance Table

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

Dated: June 29, 2005

By: SPARTAN STORES, INC.
Plan Administrator

By: /s/ Mark C. Eriks
Mark C. Eriks
Executive Vice President Support Services

031221.031222 GR1130646-1

EXHIBIT INDEX

23 Consent of Independent Registered Public Accounting Firm

99.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This exhibit is "furnished," not "filed."

99.2 Performance Table

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-66430 and No. 333-100794 of Spartan Stores, Inc. on Form S-8 of our report dated June 8, 2005 appearing in this Annual Report on Form 11-K of Spartan Stores, Inc. Savings Plus Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

Grand Rapids, Michigan
June 29, 2005

EXHIBIT 99.1

CERTIFICATION

Solely for the purpose of complying with 18 U.S.C. § 1350, in connection with the Annual Report on Form 11-K (the "Report") of the Spartan Stores, Inc. (the "Company") Savings Plus Plan (the "Plan") for the period ending December 31, 2004, each of the undersigned hereby certifies in his capacity as an officer of the Company that the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition of the Plan at the end of such period and the results of operations of the Plan for such period.

Craig C. Sturken
Chairman, President and Chief Executive Officer
Dated: June 29, 2005

David M. Staples
Executive Vice President and Chief Financial Officer
Dated: June 29, 2005

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.2

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

June 29, 2005

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Performance History

The following table illustrates the investment performance of Spartan Stores common stock, assuming the reinvestment of dividends. The table shows the value of a hypothetical initial investment of $1,000 invested on March 31, 2001, and its value as of the end of each subsequent fiscal year shown below. Spartan Stores' fiscal year ends on the last Saturday of March each year.

	Initial Investment on 3/31/01 Value	3/30/02 Value	3/29/03 Value	3/27/04 Value	3/26/05 Value
Spartan Stores, Inc. Common Stock	$ 1,000.00	$ 771.25	$ 237.94	$ 484.08	$ 1,116.88

Spartan Stores common stock has been listed on the Nasdaq National Market System since August 2, 2000. Until August 2, 2000, there was no established public trading market for Spartan Stores' securities.

On August 2, 2000, each share of Spartan Stores Class A common stock, $2 par value, outstanding immediately prior to Spartan Stores' merger with Seaway Food Town, Inc., was converted into one share of Spartan Stores common stock, no par value. In addition, Spartan Stores declared a stock split pursuant to a dividend of 0.336 shares of common stock for each share of common stock outstanding immediately before the merger with Seaway Food Town. Accordingly, each share of Spartan Stores Class A common stock outstanding immediately prior to the merger with Seaway Food Town was converted into 1.336 shares of Spartan Stores common stock, rounded up to the nearest whole share.

During the fiscal year ended March 31, 2001, Spartan Stores paid quarterly dividends of $0.0125 per share of Class A common stock for the first quarter, which ended on June 17, 2000, but did not pay any dividends for the other three quarters of that fiscal year. Spartan Stores did not pay any dividends on its common stock during the fiscal years ended March 30, 2002, March 29, 2003, March 27, 2004, and March 26, 2005. Spartan Stores does not anticipate it will pay any dividends for the foreseeable future, but will invest any net earnings in its operations and to acquire additional retail operations. In addition, Spartan Stores' credit facility restricts its ability to pay dividends.

Spartan Stores, Inc.
Savings Plus Plan

Financial Statements as of December 31, 2004 and 2003 and for the Year Ended December 31, 2004, Supplemental Schedules as of December 31, 2004, and Report of Independent Registered Public Accounting Firm

SPARTAN STORES, INC. SAVINGS PLUS PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrators
Spartan Stores, Inc. Savings Plus Plan
Grand Rapids, Michigan

We have audited the accompanying statements of assets available for benefits of Spartan Stores, Inc. Savings Plus Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Grand Rapids, Michigan
June 8, 2005

SPARTAN STORES, INC. SAVINGS PLUS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
CONTRIBUTIONS RECEIVABLE	$ 198,864	$ 89,074
INVESTMENTS:		
Plan interest in Spartan Stores, Inc. Savings Plus Master Trust	99,981,814	97,269,890
Participant loans	2,048,542	1,878,739
ASSETS AVAILABLE FOR BENEFITS	$ 102,229,220	$ 99,237,703

See notes to financial statements.

SPARTAN STORES, INC. SAVINGS PLUS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ASSETS AVAILABLE FOR BENEFITS—Beginning of year	$ 99,237,703
ADDITIONS:	
Plan interest in Spartan Stores, Inc. Savings Plus Master Trust:	
Net appreciation in value of investments	8,753,719
Dividends	1,420,484
Interest	124,264
Total net investment gain	10,298,467
Contributions:	
Employee	6,410,927
Employer	1,947,686
Total additions	18,657,080
DEDUCTIONS:	
Distributions paid to retired or terminated participants	(15,663,221)
Administrative expenses	(2,342)
Total deductions	(15,665,563)
NET INCREASE	2,991,517
ASSETS AVAILABLE FOR BENEFITS—End of year	$ 102,229,220

See notes to financial statements.

SPARTAN STORES, INC. SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003

AND FOR THE YEAR ENDED DECEMBER 31, 2004

1. THE PLAN

General—The following description of Spartan Stores, Inc. Savings Plus Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for complete information.

The Plan was established January 1, 1988, restated January 1, 2004, and has since been periodically amended. The Plan is a defined contribution retirement plan established for all eligible non-union employees of Spartan Stores, Inc. and subsidiaries (the "Plan Sponsor"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

As of December 31, 2003, the Plan merged and all assets of the Spartan Retail Savings Plus Plan were transferred to the Plan.

All non-union associates of the Plan Sponsor are eligible to participate in the Plan upon attaining age 21 and having six consecutive months of employment with 500 service hours or 1,000 service hours in 12 consecutive months since the date of hire. Eligible participants may enter the Plan on the date they meet the above eligibility requirements.

Contributions—The Plan provides for matching contributions as determined by the Board of Directors. For all participants, the matching contribution was 50% of the participant's elective deferral up to 6% of their annual salary with no match beyond 6%.

Participants are eligible to contribute up to 75% of pay as tax-deferred contributions. However, the total elective deferral by a participant may not exceed $13,000 for calendar year 2004, with an additional $3,000 available for participants 50 years or over. This limitation will be increased annually for any cost-of-living adjustment provided under Internal Revenue Code ("IRC") Section 402(g).

Distributions—A participant is eligible to receive a distribution from the Plan of their total account balance when one of the following events occur: (1) termination of employment, (2) retirement, (3) attainment of age 59-1/2, (4) total and permanent disability or medical emergency, (5) death, or (6) financial hardship, subject to applicable limitations.

Participant Accounts—Each participant's account is valued daily. The participant's account is allocated a portion of the net investment earnings or losses of the respective investment funds based on the average balance of the account as compared to the average balance of all other participants' accounts. The amount distributed to a participant equals the amount credited to their account as of the date their benefits in the investment funds are liquidated.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 17 mutual funds and the common stock of the Plan Sponsor as investment options for participants. Participants may change their investment options at any time.

Vesting—If a participant's initial date of employment is on or before December 31, 2003, all amounts credited to the participant's accounts are fully vested and nonforfeitable. If a participant's initial date of employment is on or after January 1, 2004, all amounts credited to the participant's accounts other than their matching contribution account are fully vested and nonforfeitable. If a participant has a termination of employment before normal retirement age for a reason other than total disability or death, the vested percentage of the participant in their matching contribution accounts is based upon their years of vested service per the following schedule:

Years of Vested Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Payments of Benefits—Retired or terminated participants' accounts are normally distributed within 60 days of the participant's request. All accounts less than $5,000 in value as of the last date of employment require a lump-sum distribution; all participants with vested accounts equal to or greater than $5,000 are given the option for distribution or maintaining their accounts in the Plan. As of December 31, 2004 and 2003, there were no amounts to be distributed to terminated and retired participants included in assets available for benefits.

Loans—Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lessor of $50,000 or 50% of their account balance. Loan terms range from 1–5 years or up to 10 years for the purchase of a primary residence. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan administrator at the time the loan is made. Principal and interest is paid ratably through payroll deductions which are remitted with each payroll deduction.

Administrative Expenses—The Plan pays fees associated with participant recordkeeping and the Plan Sponsor pays fees associated with professional services rendered to the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition—Investments are recorded in the Plan's financial statements at fair value. Fair value is determined by closing market prices at the end of the Plan year. Unrealized appreciation or depreciation in the value of investments held at year-end and gains or losses on the sale of investments during the year are determined using the beginning of year market value or purchase price if acquired since that date. Participant loans are valued at the outstanding loan balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair market value of investments for such investments.

Payments of Benefits—Benefits are recorded when paid.

Estimates and Assumptions—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

3. MASTER TRUST

The Plan's investments consist of an interest in Spartan Stores, Inc. Savings Plus Master Trust (the "Master Trust"), a trust established by the Plan Sponsor and administered by Putnam Defined Contribution Plan Administration ("Putnam"). The Master Trust permits the co-mingling of the trust assets of the Plan and the Spartan Stores, Inc. Savings Plus Plan for Union Associates for investment and administrative purposes. Putnam maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment account to the participating plans. The following is a summary of information regarding the trust, that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

(See following page)

The assets of the Master Trust at December 31 are summarized as follows:

	2004	2003
Investments at fair value:		
Fidelity Advisor Diversified International Fund	$ 9,569,492	$ -
Lord Abbett Midcap Value Fund	5,139,351	3,087,970
Neuberger Berman Genesis Advisor Fund	5,831,412	3,650,098
AIM Small Cap Growth Fund	1,898,321	1,610,346
Growth Fund of America	919,503	
PIMCO Total Return Fund	7,258,609	7,509,369
Calamos Growth Fund	5,123,548	
The George Putnam Fund of Boston	6,979,781	7,252,978
Putnam Fund for Growth and Income	3,125,235	2,743,116
Putnam Investors Fund	14,233,891	15,611,438
Putnam Voyager Fund	15,413,326	17,802,639
Putnam New Opportunities Fund	4,578,483	4,804,636
Putnam Asset Allocation: Growth Portfolio	2,906,971	2,556,756
Putnam Asset Allocation: Balanced Portfolio	6,349,663	6,178,206
Putnam Asset Allocation: Conservative Portfolio	3,149,714	3,103,639
Putnam S&P 500 Index	12,197,288	12,074,561
Spartan common stock	6,044,932	5,043,702
Putnam Stable Value Fund	12,863,152	13,629,685
Putnam OTC and Emerging Growth Fund		3,505,069
Putnam International Equity Fund		8,570,460
TOTAL INVESTMENTS	$ 123,582,672	$ 118,734,668
Plan's investment in the Master Trust	$ 99,981,814	$ 97,269,890
Plan's percentage interest in total assets of the Master Trust	80.90 %	81.92 %

Interest and dividends and the net appreciation for both participating plans in the Master Trust for the year ended December 31, 2004 are summarized as follows:

Interest and dividends	$ 1,873,272
Net appreciation in value of investments:	
Mutual funds	9,069,561
Common stock	1,675,976
Total net appreciation	10,745,537
Net investment gain	$ 12,618,809

4. PRIORITIES UPON TERMINATION OF THE PLAN

Although it has not expressed any intention to do so, the Plan Sponsor reserves the right to terminate the Plan and to discontinue contributions at any time.

Upon termination or partial termination, all expenses related thereto shall be charged to the affected participants' accounts and all remaining assets are to be distributed to the participants as directed by the Plan Administrative Committee. Trust funds previously segregated due to retirement or other termination shall continue to be held by the trustee and distributed as provided under the terms of the Plan.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain investments held by the Plan are managed by Putnam, the custodian and trustee of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. All participating plans in the Master Trust held $81,797,504 and $97,833,183 in such investments as of December 31, 2004 and 2003, respectively.

6. INTERNAL REVENUE SERVICE STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated February 6, 2003 that the Plan and related trust were designed in accordance with applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULES

SPARTAN STORES, INC. SAVINGS PLUS PLAN

EMPLOYER IDENTIFICATION NO. 38-0593940
PLAN NO. 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Current Value
*	Putnam Investments	Participant loans, with rates ranging between 6.0% and 12.0%	$2,048,542

* Permitted party-in-interest.

SPARTAN STORES, INC. SAVINGS PLUS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2004

(a) Identity of Party Involved	(b) Description of Asset (Include Interest Rate and Maturity in Case of a Loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
SINGLE TRANSACTIONS								
Putnam Investments *	Putnam International Equity Fund	$ -	$7,633,850	$ -	$ -	$7,624,088	$7,624,088	$ 9,762
	Fidelity Advisor Diversified International Fund	7,584,410				7,583,410	7,583,410	
SERIES IN SAME SECURITY								
Putnam Investments *	Putnam International Equity Fund		7,876,381			7,858,051	7,858,051	18,330
	Fidelity Advisor Diversified International Fund	8,957,035				8,957,035	8,957,035	

* Permitted party-in-interest